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                                [HOLLINGER LOGO]


                   HOLLINGER INC. ANNOUNCES NEW BOARD MEMBERS

TORONTO, ONTARIO, CANADA, JULY 19, 2005 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) today announced changes to the Board of Directors with the appointment of Stanley Beck, Randall Benson, Newton Glassman and Joseph Wright as directors and the confirmation of Robert Metcalfe and Allan Wakefield as directors.

Messrs. Gordon Walker and Paul Carroll have resigned as directors. Hollinger has also announced Mr. Benson's appointment as Chief Restructuring Officer of Hollinger Inc. and the termination of Messrs. Carroll and Metcalfe as officers of Hollinger.

Company Background

     Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com